

November 8, 2024

Roy Choi
Manager
Knighted Pastures, LLC
1933 S. Broadway, Suite 1146
Los Angeles, CA 90007

> **Re: Knighted Pastures, LLC**
> **Allied Gaming & Entertainment, Inc.**
> **PREC14A Filed October 31, 2024**
> **Filed by Knighted Pastures, LLC et al.**
> **File No. 001-38226**

Dear Roy Choi:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your proxy statement.

PREC14A Filed October 31, 2024

General

1.   In the shareholder letter preceding the proxy statement, you state that the Company has had "marginal business growth" since the sale of the World Poker Tour business in July 2021. Please revise to provide support for this factual assertion.

2.   We note that disclosure on pages 3 and 21 of the proxy statement indicates that the Knighted Nominees will represent the minority of the Company's directors if elected. We also note that if the Knighted Nominees are elected and Messrs. Li , Guo, and Qu are removed as Company directors through the Removal Proposal, the Knighted Nominees will represent a majority of the Company's directors following the Annual Meeting. Please revise to explain how the Removal Proposal may result in the Knighted Nominees representing a majority of the Company's directors, or otherwise advise.

3. See our last comment above. Please disclose whether the election of the Knighted Nominees and the removal of Messrs. Li , Guo, and Qu as Company directors through the Removal Proposal would result in a change of control of the Company under any agreements that the Company has entered into and quantify the effect of such change in control.

4. On pages 8 and 28 of the proxy statement, you describe ZH CPA, LLC as a "small, relatively unknown accounting firm." Please revise to recharacterize and provide support for this opinion.

5. On the preliminary proxy card, please put the Company's director nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

Background to the Solicitation, page 7

6. On page 14 of the proxy statement, we note the description of Knighted's response in the Chancery Action, filed on June 18, 2024, opposing the defendants' motion to dismiss. Please revise to identify the specific "documents and testimony" used to make the arguments summarized in this description. For example, please identify the sources of the quoted language in romanettes (i) and (ii) and the evidence that suggested that Ms. Chen was unprepared for the Board meeting mentioned in romanette (iii).

7. We note the disclosure on page 14 of the proxy statement that, on June 20, 2024, the Court of Chancery granted in part the defendants' motion to dismiss the Chancery Action. If any remaining portion of the Chancery Action relates to the Annual Meeting, please revise this section to provide an update on the current status of this litigation.

Reasons for the Solicitation, page 18

8. We note the following statement on page 18 of the proxy statement: "The Knighted Parties have been committed stockholders of the Company since the de-SPAC transaction in 2019." We also note the disclosure on page 7 of the proxy statement, that the Knighted Parties acquired shares of the Common Stock, a warrant to purchase shares of Common Stock, and a convertible promissory note on April 29, 2020. The Schedule 13G filed by the Knighted Parties on May 13, 2020 does not appear to reflect any additional beneficial ownership. Please revise to recharacterize this statement, or otherwise advise.

9. On page 12 of the proxy statement, you indicate that the Knighted Parties filed a Schedule 13D amendment on March 7, 2024, which stated that "the Knighted Parties . . . intend to nominate qualified individuals for election to the Board at the Annual Meeting." Below the table on page 20 of the proxy statement, we note that March 6, 2024 is described as "the last day prior to the public announcement of the nomination of the Knighted Nominees." Please revise to clarify that, on March 7, 2024, the Knighted Parties announced their intention to nominate director candidates for consideration at the Annual Meeting, but had not yet nominated the Knighted Nominees mentioned in the proxy statement, or otherwise advise.

Proposal 2, page 26

10.   In this section, you indicate that abstentions will have no effect on the outcome of Proposal 2. Please revise this section to state that abstentions will be counted as votes against Proposal 2, consistent with your disclosure on page 38 of the proxy statement and the Company's proxy statement.

Proposal 4, page 28

11.   See our last comment above. Please revise this section to state that abstentions will be counted as votes against Proposal 4, consistent with your disclosure on page 38 of the proxy statement and the Company's proxy statement.

Proposal 5, page 29

12.   On the preliminary proxy card, we note that you are soliciting a separate vote on each of Messrs. Li, Guo, and Qu in the Removal Proposal, whereas the resolution put forth in the Removal Proposal and your recommendation to vote "FOR" the Removal Proposal suggest that you are soliciting a vote on the removal of these Company directors collectively. Please revise this section to clearly indicate that you are soliciting a separate vote on the removal of each of Messrs. Li, Guo, and Qu, or otherwise advise.

13.   We note the following statement on page 29 of the proxy statement: "In sum, we believe that Messrs. Li, Guo, and Qu's malfeasance and manipulations of the corporate machinery constitute sufficient cause to remove the *entire Board* under Delaware law" (emphasis added). Please revise to clarify that the Knighted Parties are not seeking the removal of Mr. Zongmin (Philip) Ding and Ms. Chi Zhao as Company directors through the Removal Proposal.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Shane Callaghan at 202-551-6977 or Daniel Duchovny at 202-551-3619.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions